SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549
                      -------------------

                           FORM 8-A

       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
           PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                     Ionics, Incorporated
      ---------------------------------------------------

    (Exact name of registrant as specified in its charter)

          Massachusetts                          04-2068530
 ______________________________________      __________________
(State of incorporation or organization)     (I.R.S. Employer
                                             Identification No.)

 65 Grove Street, Watertown, Massachusetts        02172-2882
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(Address of principal executive offices)          (Zip Code)


If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of
securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the
following box.  [   ]


Securities to be registered pursuant to Section 12(b) of the
Act:

Title of each class             Name of each exchange on which
to be so registered             each class is to be registered
-------------------             ------------------------------


Common Stock Purchase Rights    New York Stock Exchange, Inc.


Securities to be registered pursuant to Section 12(g) of the
Act:

                             None
                     ____________________
                       (Title of class)




        INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

On August 19, 1997, the Board of Directors of Ionics, Incorporated (the "Company") renewed its existing Rights Agreement, dated as of December 22, 1987, between the Company and The First National Bank of Boston, as Rights Agent (the "Existing Rights Agreement"), and declared a dividend distribution of one Right (as hereinafter defined) for each share of the Company's common stock, par value $1.00 per share (the "Common Stock"), outstanding upon the"Expiration Date" under the Existing Rights Agreement (the "Record Date"). The Record Date is expected to occur on December 31, 1997, but may occur in advance of that time under certain circumstances. Each Right will replace the common stock and note purchase rights outstanding under the Existing Rights Agreement and initially entitles the registered holder to purchase from the Company one share of Common Stock, or in certain circumstances, to receive cash, property or other securities of the Company, at a purchase price (the "Purchase Price") of $175.00 per share of Common Stock, subject to adjustment (the "Rights"). The description and terms of the Rights are set forth in a Renewed Rights Agreement (the "Renewed Rights Agreement") dated August 19,
1997 between the Company and BankBoston, N.A., as Rights
Agent. Capitalized terms used and not defined herein shall have the respective meanings ascribed to such terms in the Renewed Rights Agreement.

Initially, the Rights will be attached to all certificates representing shares of Common Stock, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earliest of (i) the Close of Business on the tenth Business Day (or such specified or unspecified later date as may be determined by the Board of Directors of the Company (the "Board") before the occurrence of a Distribution Date) following a public announcement by the Company that a Person or group of affiliated or associated Persons, with certain exceptions
(an "Acquiring Person"), has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of such announcement being the "Stock Acquisition Date") or (ii) the Close of Business on the tenth Business Day (or such specified or unspecified later date as may be determined by the Board before the occurrence of a Distribution Date) after the date that a tender offer or exchange offer is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act of 1934, as amended, that would result in a Person or group of affiliated or associated Persons becoming an Acquiring Person.


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Until the Distribution Date, (i) the Rights will be evidenced by the certificates for Common Stock and will be transferred with and only with such Common Stock certificates and (ii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

The Rights are not exercisable until the Distribution Date and will expire on August 19, 2007 (the "Final Expiration Date"), subject to extension, unless the Rights are earlier redeemed or expire under the terms of the Renewed Rights Agreement.

As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date, and from and after the Distribution Date, the separate Rights Certificates alone will evidence the Rights. Except as otherwise required by the Renewed Rights Agreement or determined by the Board of Directors of the Company, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event (a "Flip-In Event") that a Person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms which a majority of the Company's Outside Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Fair Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, following the occurrence of a Flip-In Event, all Rights that are, or (under certain circumstances specified in the Renewed Rights Agreement) were, beneficially owned by certain Acquiring Persons (or by certain related parties) will be null and void. However, Rights will not be exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) the Company shall consolidate or otherwise combine with, or merge with or into, any other Person or Persons (with certain exceptions) and the Company shall not be the continuing or surviving corporation, (ii) any Person or Persons (with certain exceptions) shall consolidate or otherwise combine with, or merge with or into, the Company and the Company shall be the continuing or surviving corporation, in connection with which all or part of the outstanding shares of Common Stock


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are changed or exchanged or (iii) the Company shall sell or otherwise transfer more than 50% of the Company's assets or earning power, each holder of a Right (except Rights which previously have been voided, as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the Purchase Price of the Right.

The Purchase Price payable and the number of shares of Common Stock (or the amount of cash, property or other securities) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the Current Market Price of the Common Stock or (iii) upon distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Common Stock upon the exercise of any Right or Rights. In lieu thereof, a cash payment may be made, as provided in the Renewed Rights Agreement.

At any time until 10 business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment, payable, at the option of the Company, in cash, Common Stock or such other consideration as the Board of Directors may deem appropriate. Immediately upon the effectiveness of the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation the right to vote or to receive dividends.

The terms of the Rights may be amended by the Board prior to the Distribution Date. Thereafter, the provisions of the Renewed Rights Agreement may be amended by the Board only in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain other related parties) or to shorten or lengthen any time period under the Renewed Rights Agreement; provided, however, that no

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amendment to lengthen the time period governing redemption
shall be made at such time as the Rights are not redeemable.

As of December 8, 1997, there were 15,999,285 shares of Common Stock outstanding and no shares of Common Stock were held in the Company's treasury. As of December 8, 1997, there were 3,290,072 shares of Common Stock reserved for issuance under employee benefit plans and pursuant to outstanding stock purchase rights. Each share of Common Stock outstanding on the Record Date will receive one Right. As long as the Rights are attached to the Common Stock, the Company will issue one Right for each share of Common Stock issued between the Record Date and the Distribution Date, so that all such shares will have attached Rights.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a Person that attempts to acquire the Company on an unsolicited basis without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board.

A conformed copy of the Renewed Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit 1.

Item 2. Exhibits.

1.  Renewed Rights Agreement dated as of August 19, 1997 between
    Ionics, Incorporated and BankBoston, N.A. (which includes as
    Exhibit A thereto the form of Rights Certificate).(1)

-----------------
1 Incorporated herein by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated August 27, 1997
    (File No. 001-07211).














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                           SIGNATURE


Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                        IONICS, INCORPORATED

                        By:/s/Stephen Korn
                           Name: Stephen Korn
                           Title: Vice President and
                                  General Counsel

Dated:  December 18, 1997





































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                         EXHIBIT INDEX


Exhibit No.     Exhibit

1.              Renewed Rights Agreement dated as of August 19,
                1997, between Ionics, Incorporated and
                BankBoston, N.A. (which includes as Exhibit A thereto the form of Rights Certificate).(1)

-------------
1 Incorporated herein by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated August 27, 1997
   (File No. 001-07211).